Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES COMPLETION

OF SUBSTANTIAL ISSUER BID

Valcourt, Quebec, July 23, 2019 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today announced that it has taken up and paid for 6,342,494 subordinate voting shares (“Shares”) at a price of $47.30 per Share under BRP’s substantial issuer bid (“SIB”) to purchase for cancellation a number of its Shares for an aggregate purchase price not to exceed $300 million. All dollar amounts are in Canadian dollars.

The Shares purchased represent an aggregate purchase price of approximately $300 million and represented 6.6% of the total number of BRP’s issued and outstanding Shares and multiple voting shares as of July 22, 2019. After giving effect to the SIB, BRP will have 39,289,683 Shares and 50,861,671 multiple voting shares issued and outstanding.

A total of 3,102,768 Shares were taken up and purchased pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price and purchase price tenders had approximately 95.8% of their successfully tendered Shares purchased by BRP (other than “odd lot” tenders, which were not subject to proration). 3,239,726 Shares were taken up and purchased pursuant to proportionate tenders.

Beaudier Inc., 4338618 Canada Inc. and Bain Capital Luxembourg Investments S.à r.l. made proportionate tenders under the SIB in order to maintain their proportionate equity ownership interests in BRP. Upon completion of the SIB, they will respectively hold 15,659,872, 10,439,200 and 19,949,771 multiple voting shares, representing approximately 27.3%, 18.2% and 34.7% of the voting power attached to all of the issued and outstanding Shares and multiple voting shares, and 17.4%, 11.6% and 22.1% of BRP’s issued and outstanding Shares and multiple voting shares.

Any Shares or multiple voting shares not purchased, including such Shares not purchased as a result of proration or Shares tendered pursuant to auction tenders at prices higher than the purchase price or invalidly tendered will be returned to shareholders as soon as practicable by the depositary.

Payment and settlement of the purchased Shares will be effected by Computershare Trust Company of Canada on or about July 25, 2019 in accordance with the SIB and applicable law.

Pursuant to the SIB, a deemed dividend in the amount of $43.35 per Share was triggered on the repurchase of each Share. The totality of the dividend deemed to have been paid by BRP to Canadian resident persons is designated as an “eligible dividend” for purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation.

The full details of the SIB are described in the offer to purchase and issuer bid circular dated June 13, 2019, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.edgar.com

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell BRP’s shares.

About BRP

We are a global leader in the world of powersports vehicles and propulsion systems built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on-and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of $5.2 billion from over 120 countries, our global workforce is made approximately of 12,500 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to the SIB, the timing of payment and settlement for Shares purchased under the SIB and the number of Shares and multiple voting shares expected to be issued and outstanding after completion of the SIB, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP or the powersports or marine industry to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in the offer to purchase and in BRP’s annual information form dated March 21, 2019.

For media enquiries:	For investor relations:

Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.732.7092 medias@brp.com	Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com